                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*
                                           --

                           Killearn Properties, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.10 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   494125707
           --------------------------------------------------------
                                 (CUSIP Number)

                                 James M. Baker
                       The Wimberly Investment Fund, L.P.
                                   Suite 300
                          3000 Corporate Center Drive
                                Morrow, Georgia 30260
                                   (770) 968-1900
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 28, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 494125707                   13D


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                      The Wimberly Investment Fund, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Georgia
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           315,430
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           315,430
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     315,430
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     35.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

      This Amendment No. 1 (the "Amendment") modifies and amends the Statement on Schedule 13D filed on January 26, 1998 (the "Schedule 13D") on behalf of The Wimberly Investment Fund, L.P. ("Wimberly") relating to the Common Stock, par value $.10 per share (the "Common Stock"), of Killearn Properties, Inc. ("Issuer").

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     On January 28, 1998, Wimberly purchased 26,780 shares of Issuer's Common Stock from Proactive Technologies, Inc. ("Proactive"), in a private foreclosure sale conducted by Killearn, Inc., as a secured creditor of Proactive. Proactive consented to the foreclosure sale to Wimberly at a purchase price of $7.25 per share of Common Stock. Wimberly financed the acquisition of the 26,780 shares of Common Stock with a one-year 8.5% loan of the purchase price from Killearn, Inc., secured by a pledge of such shares of Common Stock to Killearn, Inc.

     Wimberly also purchased 288,650 shares (collectively with the 26,780 shares acquired on January 28, 1998, the "Shares") of Issuer's Common Stock shares from Proactive Technologies, Inc. ("Proactive"), in a private foreclosure sale conducted by Killearn, Inc., as a secured creditor, on January 15, 1998. The purchase price was $7.25 per share of Common Stock, representing the most recent trading price of the Common Stock on the American Stock Exchange as of the foreclosure sale. Wimberly financed the acquisition of the 288,650 shares of Common Stock with a one-year 8.5% loan of the purchase price from Killearn,

Inc., secured by a pledge of such shares of Common Stock to Killearn, Inc.

     The promissory notes and security agreements between Killearn, Inc. and Wimberly relating to each purchase are customary in form and contain standard default provisions. Killearn, Inc. has agreed to hold Wimberly harmless in the event that Proactive contests the validity of the January 15, 1998 foreclosure.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

      Wimberly has acquired the Shares for investment purposes and has no present plans to seek representation on the Issuer's Board of Directors, but may do so in the future.

      Except as indicated above or elsewhere herein, Wimberly has no present plans or proposals (although it reserves the right to develop such plans or proposals in the future) which relate to or would result in:

     a. The acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of Issuer;

     f.   Any other material change in Issuer's business or corporate structure;

     g. Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     h. Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

     i.   Any action similar to any of those enumerated above.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

      Wimberly is the beneficial owner of 315,430 shares of Common Stock, representing approximately 35.5% of the outstanding shares of Issuer's Common Stock, based on 887,412 outstanding shares of Common Stock as reported on Issuer's Form 10-QSB for the quarter ended

October 31, 1997. Wimberly has the sole power to vote and to dispose of the Shares subject to the right of Killearn, Inc. to vote or sell the Shares in
the event of default under Wimberly's notes to Killearn, Inc.    Except as
described herein, no transactions in the Common Stock were effected by Wimberly in the previous sixty day period. No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Wimberly, other than the rights of Killearn, Inc. in the event of default.

      Neither Hudson Bridge nor any of its officers or directors are the beneficial owners of any other shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     See item 3 above. The security agreement between Wimberly and Killearn, Inc. provides that upon an event of default of the related note to Killearn, Inc., Killearn, Inc. would have the right to vote and dispose of the Common Stock pledged thereby. Wimberly may consult and confer with Killearn, Inc. and its principal, J.T. Williams, Jr., with respect to the voting of the Shares. There are no agreements, contracts or other arrangements with respect to the voting of the Shares.

      Except as indicated herein, Wimberly has not entered into any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1*  $2,092,712.50 Promissory Note dated January 15, 1998

     Exhibit 99.2*  Security Agreement dated January 15, 1998

     Exhibit 99.3*   Hold Harmless Agreement dated January 15, 1998

     Exhibit 99.4    $194,155.00 Promissory Note dated January 28, 1998

     Exhibit 99.5    Security Agreement dated January 28, 1998

     [* filed previously]

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         THE WIMBERLY INVESTMENT FUND, L.P.

                         By:  Hudson Bridge, Company, Inc.,
                              its General Partner

                              By: /s/ JAMES M. BAKER
                                  -------------------------------
                              Name:     James M. Baker
                              Title:    President

                                  February 5, 1998